TABLE OF CONTENTS

13G
Signatures

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. _)(1)

Endwave Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29264A 10 7
(CUSIP Number)

October 17, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) TRW Inc. I.R.S. No. 34-0575430	
(2)	Check the Appropriate Box if a Member of a Group (a) [___] (b) [___]	
(3)	SEC USE ONLY	
(4)	Citizenship or Place of Organization Ohio	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power	13,963,063
	(6) Shared Voting Power	
	(7) Sole Dispositive Power	
	(8) Shared Dispositive Power	13,963,063 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	13,963,063
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ____	
(11)	Percent of Class Represented by Amount in Row (9)	40.9%
(12)	Type of Reporting Person	CO

_____

(1)   Such shares are subject to certain restrictions on transfer contained in an agreement between TRW Inc. and Deutsche Bank Securities Inc. entered into in connection with Endwave's initial public offering. Under that agreement, TRW agreed that it will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock of Endwave without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days from October 17, 2000, the date of the initial public offering.

Item 1(a).   Name of Issuer:
Endwave Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices:
321 Soquel Way
Sunnyvale, California 94085

Item 2(a).   Name of Person Filing:
TRW Inc.

Item 2(b).   Address of Principal Business Office or, if None, Residence:
1900 Richmond Road
Cleveland, Ohio 44124

Item 2(c).   Citizenship:
Ohio

Item 2(d).   Title of Class of Securities:
Endwave Corporation Common Stock, $0.001 par value

Item 2(e).   CUSIP Number:
29264A 10 7

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) [ ] Investment company registered under Section 8 of the Investment Company Act.
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership:

  (a)   Amount beneficially owned:
      13,963,063

  (b)   Percent of class:
      40.9%

  (c)   Number of shares as to which such person has:
      (i)   Sole power to vote or to direct the vote: 13,963,063
      (ii)   Shared power to vote or to direct the vote:
      (iii)   Sole power to dispose or to direct the disposition of:
      (iv)   Shared power to dispose or to direct the disposition of: 13,963,063 (1)

Item 5.   Ownership of Five Percent or Less of a Class:
    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
    Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
    Not applicable.

Item 8.   Identification and Classification of Members of the Group:
    Not applicable.

Item 9.   Notice of Dissolution of Group:
    Not applicable.

Item 10.   Certifications:
    Not applicable.

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(1)   Such shares are subject to certain restrictions on transfer contained in an agreement between TRW Inc. and Deutsche Bank Securities Inc. entered into in connection with Endwave's initial public offering. Under that agreement, TRW agreed that it will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock of Endwave without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days from October 17, 2000, the date of the initial public offering.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001   TRW INC.

/s/ Kathleen A. Weigand
Kathleen A. Weigand
Vice President, Assistant General Counsel
and Assistant Secretary